July 3, 2019

Evangelos Chatzis
Chief Financial Officer
Danaos Corp
c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli
185 45 Piraeus
Greece

       Re: Danaos Corp
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 5, 2019
           File No. 001-33060

Dear Mr. Chatzis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 7. Other Non-Current Assets, page F-27

1. Please tell us the material terms of your investments in the debt securities of ZIM and
      HMM, whether the debtors met those terms in 2018, and how you determined their fair value as of December 31, 2018. To the extent the investments accrue unpaid interest, please tell us whether and how you recognized such amounts and the basis for determining that such amounts were collectible.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Evangelos Chatzis
Danaos Corp
July 3, 2019
Page 2




       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEvangelos Chatzis                    Sincerely,
Comapany NameDanaos Corp
                                                       Division of Corporation
Finance
July 3, 2019 Page 2                                    Office of Transportation
and Leisure
FirstName LastName